On February 12, 2003, PXP and 3TEC Energy Corporation (3TEC) filed a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT PXP AND 3TEC AND THE PROPOSED TRANSACTION. The proxy statement/prospectus is expected to be sent to security holders of PXP and 3TEC on or about May 5, 2003. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained when available for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas Street, Suite 700, Houston, Texas 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained when available for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002, Attention: Investor Relations; telephone: (713) 821-7100.

PXP and 3TEC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of PXP and 3TEC in connection with the merger. Information regarding the persons who may, under SEC rules, be considered to be participants in the solicitation of PXP and 3TEC’s stockholders and a description of their interests in the merger is set forth in the joint proxy statement/prospectus that forms a part of the Registration Statement on Form S-4, as amended.

36

Filed by Plains Exploration & Production Company
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Plains Exploration & Production Company
Registration Statement No.: 333-103149

PXP

Plains Exploration & Production Company

IPAA Conference

April 29, 2003

James C. Flores
Chairman & Chief Executive Officer

Forward Looking Statements and Additional Information

Except for the historical information contained herein, the matters discussed in this presentation are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, among other things, economic conditions, oil and gas price volatility, the success of risk management activities, uncertainties inherent in the the exploration for and development and production of oil and gas and in estimating reserves, regulatory changes and other factors discussed in PXP's filings with the Securities and Exchange Commission.

Investors and security holders are urged to read the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed with the SEC in connection with the proposed merger. PXP and 3TEC will file the proxy statement/prospectus with the SEC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by PXP and 3TEC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and such other documents (relating to PXP) may also be obtained for free from PXP by directing such request to: Plains Exploration & Production Company, 500 Dallas, Suite 700 Houston, TX 77002, Attention: Joanna Pankey; telephone: (713) 739-6700; e-mail: jpankey@plainsxp.com. The proxy statement/prospectus and such other documents (relating to 3TEC) may also be obtained for free from 3TEC by directing such request to: 3TEC Energy Corporation, 700 Milam, Suite 1100, Houston, Texas 77002.

PXP, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from PXP's stockholders in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" in connection with the merger. Information regarding such persons and a description of their interests in the merger will be contained in the Registration Statement on Form S-4 when it is filed.

3TEC Acquisition Rationale

- **Transforming Transaction**
  - Increased scale and scope creates platform and catalyst for growth in new core area
    - Pro forma company will have over 300 MMBOE of proved reserves
  - Growth catalyst
    - Significant exploration potential in South Louisiana
  - Enhances functional diversification
    - Combined capital allocation
  - Highly accretive transaction economics
    - Accretive to earnings and cash flow
- **Establishes New Core Area**
  - Geographic balance enhances combined company's risk profile
- **Improves Commodity Balance**
  - Improved commodity balance enhances risk profile
  - Pro forma gas / oil mix of 37% / 63% on production basis

Pro Forma Geographic Reserves



South TX 2%
Gulf Coast 3%
East TX 9%
Other 11%
Offshore CA 1%
Onshore CA 74%

Pro Forma Geographic Production



Gulf Coast 19%
Other 11%
South TX 3%
East TX 15%
Onshore CA 42%
Offshore CA 10%

PXP

3TEC Acquisition Terms

Consideration:	◆ 0.85 shares of Plains Exploration & Production Company ("PXP") stock plus $8.50 per share in cash (50% cash / 50% stock) ◆ Exchange ratio subject to adjustment if PXP's stock price is lower than $7.65 or higher than $12.35 (equates to $15 and $19 per 3TEC share)
Per Share Value:	◆ $16.97 per share based on PXP's January 31, 2003 closing price of $9.96
Voting Agreement:	◆ ~12% of PXP shares and ~22% of 3TEC shares subject to Voting Agreements
Expected Accounting / Tax Treatment:	◆ Purchase accounting ◆ Cash portion taxable, stock portion tax-free to 3TEC shareholders
Conditions:	◆ PXP's and 3TEC's shareholder approval ◆ Tax opinions (368(a) and 355(a))
Board Representation:	◆ Board of Directors to increase by two members to be nominated by 3TEC
Shareholder Vote/Closing:	◆ Late May, subject to SEC approval

Transaction Metrics

Implied 3TEC Share Price [(1)]	$16.97
3TEC Equity Value	$319
Total Transaction Value	$432
Transaction Metrics:	
$ / Proved Reserves ($/Mcfe) [(2)]	$1.19
Share Price / 2003E EPS [(3)]	11.8x
Share Price / 2003E CFPS [(3)]	3.9x

1. *Based on PXP's January 31, 2003 closing price of $9.96.*
2. *Assumes $80 million of the purchase price as allocated to costs not subject to amortization (i.e., unproved properties)*
3. *Based on 3TEC's First Call consensus estimates as of January 31, 2003.*

Pro Forma Activity Areas

Operations


Total Combined Reserves - 302 MMBOE
223 MMBOE
Inglewood
Montebello
Arroyo Grande
Mt. Poso
4 MMBOE
Pt. Arguello
San Juan
Mid-Continent
Illinois
26 MMBOE
East Texas
27 MMBOE
Permian Basin
8 MMBOE
South LA
9 MMBOE
South TX
5 MMBOE

PXP

Oil and Gas Properties – Pro Forma

- 302 MMBOE Proved Reserves (@ 12/31/02)
- Reserves – 81% Crude Oil, 19% Gas
- Total Proved R/P ratio of 20 year
  - 58% Proved Developed Reserves (12 yr. R/P)
- **Development:** East Texas Gas & California Onshore Oil
- **Exploitation:** South Louisiana Gas & Inglewood Deep Oil
- **Exploration:** South Louisiana Gas & Rocky Point Oil

Pro Forma Activity Areas

Production & Development


Inglewood
Montebello
Arroyo Grande
Mt. Poso
Pt. Arguello
San Juan
Mid-Continent
Illinois
East Texas
Permian Basin
South LA
South TX
Production/Development

PXP

Development Inventory

	2003	2004	2005	2006	2007	Total
Inglewood	24	28	38	38	32	160
Montebello	-	10	23	11	11	55
Arroyo Grande	18	40	40	40	40	178
Mount Poso	97	100	-	-	-	197
Illinois	43	42	39	34	34	192
East Texas	36	31	31	28	-	126
So. TX, OK. Other	14	8	-	-	-	22
Total	**232**	**259**	**171**	**151**	**117**	**930**

Onshore California


Arroyo Grande
Mount Poso
East
Beverly
Hills
San Vicente
South Salt Lake
Montebello
Inglewood

East Texas Production & Development


ROSEWOOD
GLENWOOD / WHITE OAK
OAK HILL
BECKVILLE / CARTHAGE
TEXAS
LOUISIANA

PXP

East Texas – Glenwood/White Oak Field


A'
A
Type Log
Taylor
Bossier
3TEC Energy Corporation
Glenwood/White Oak Field
EUR ISOPACH (BCFE)
TAYLOR SAND

PXP

Pro Forma Activity Areas

Exploitation


Illinois
Mid-Continent
San Juan
LA Basin
- Inglewood Deep
East Texas
Permian Basin
South LA
South TX
Production/Development
Exploitation

PXP

Exploitation Inventory

Field	County / Parish	Operator	Prospects	Average NRI	Unrisked Net MMBOE
Inglewood Deep	Los Angeles	Plains E&P	100+	85%	87.0
Breton Sound	Plaquemines	3TEC/Century	14	39%	14.8
Garden City	St. Mary	3TEC	3	35%	5.2
Others	LA/TX/OK	3TEC, Others	15	35%	2.9
Total Prospects			**130+**		**109.9**

Inglewood Deep



Los Angeles County
San Vicente
East Beverly Hills
South Salt Lake
Montebello
Inglewood

PXP

Inglewood Deep

Inglewood Field – Shallow and Deep Reservoirs


Vickers
Rindge
Rubel
Moynier
Bradna
Sentous
COI
Vickers/Rindge (Proven Reserves)
Various Deep Zones (Potential Reserves)

Inglewood Deep Composite Type Log


RUBEL ZONE
MOYNIER ZONE


BRADNA ZONE
CITY OF INGLEWOOD ZONE


NODULAR SH
SENTOUS ZONE

Inglewood Deep Development Sentous Reservoir


TYPE LOG
FEDERAL SMITH #4
CUMUL. PROD. : 1049MBO/1344MMCF
Sentous

PXP INGLEWOOD DEEP DEVELOPMENT SENTOUS RESERVOIR


INGLEWOOD FAULT
-8000'
-8500'
-9000'
Redevelopment Potential
Exploitation Potential
Limited Potential

SENTOUS ZONE PARAMETERS

Est. OOIP	Cum. Prod.	Total Redevelopment & Exploitation Potential	Rf %
108.4 MMBOE	11.3 MMBOE	15.8 MMBOE	25

Breton Sound Area


TWILIGHT HARBOR PROSPECT
BRECKENRIDGE DISCOVERY 3TEC #1 SL 17122 IP: 10,000 MCFD ANT. SALES 11-15-02
Chandeleur Sound 3D Data ~ 20 Sq. Miles
TREASURE BAY PROSPECT
TREASURE BAY EAST PROSPECT
Breton Sound/ Main Pass AMI (~344 sq. miles)
HERCULES PROSPECT
KIRK, ROMULIN AND ENTERPRISE PROSPECTS
DRACO PROSPECT
BETA DISCOVERY 3TEC SL 14217 #4 12-01 3.6 MMCFE/D 2.5 BCF + 252 MBO
BOOTES PROSPECT
LYNX PROSPECT
POLARIS PROSPECT
AURIGA DISCOVERY CENTURY SL 14561 #1 3 - 02 16.5 MMCFE/D 2.2 BCF + 121 MBO
AQUILA PROSPECT
SPOCK PROSPECT
3TEC Energy Corporation
Breton Sound/Main Pass/Chandeleur Sound
Wells Greater than 9000'
MAIN PASS AREA

PXP

Garden City Area

3Tec Bailey #1 Log


SOUTH GARDEN CITY PROSPECT
3TEC
BAILEY #1


FAULT 'B'
FAULT 'C'
Garden City West
3TEC #2 Bailey
Garden City Deep
3TEC #4 Bailey
BHL
Bailey #1
Garden City East
3TEC #3 Bailey
96 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 18.6 BCFE
Poss. (MA1F): 9.7 BCFE
212 Acres
3TEC #1 Bailey
Current Production Rate:
11,730 MCFD & 760 BOPD
30.7 BCFE Proved in MA1E
150 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 25.2 BCFE
Poss. (MA1F): 12.3 BCFE
-15,200'
-15,300'
-15,400'
-15,500'
-15,600'
-15,700'
-15,800'
-15,900'
-16,000'
-16,100'
-16,200'
-16,300'
-16,400'
-16,500'
-16,600'
-16,700'
-16,800'
-16,900'
-17,000'
Intracoastal
3TEC ENERGY CORPORATION
SOUTH GARDEN CITY PROSPECT
MA1E SAND

Garden City Area

3TEC – Bailey #1 Log


SOUTH GARDEN CITY PROSPECT


FAULT 'B'
FAULT 'C'
Garden City Deep
3TEC #4 Bailey
Garden City West
3TEC #2 Bailey
Garden City East
3TEC #3 Bailey
94 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 18.6 BCFE
Poss. (MA1F): 9.7 BCFE
204 Acres
3TEC #1 Bailey
Current Production (MA1E):
11,730 MCFD & 760 BOPD
MA1F Est. Reserves: 22.7 BCFE
110 Acres
4 Sands Potential
Prob. (MA1D, MA1E): 25.2 BCFE
Poss. (MA1F): 12.3 BCFE
-15,400'
-15,500'
-15,600'
-15,700'
-15,800'
-15,900'
-16,000'
-16,100'
-16,200'
-16,300'
-16,400'
-16,500'
-16,600'
-16,700'
-16,800'
-16,900'
-17,000'
-17,100'
-17,200'
-17,300'
Intracoastal
Gulf of Mexico
3TEC Energy Corporation
SOUTH GARDEN CITY PROSPECT
MA1F SAND

Pro Forma Activity Areas

Exploration


Rocky Point Unit
Pt. Arguello
San Juan
Mid-Continent
Illinois
East Texas
Permian Basin
South LA
South TX
Production/Development
Exploitation
Exploration

PXP

Bayou Carlin 3-D Exploration Area


RECENT ACTIVITY IN MARG A AND YOUNGER SANDS - INCLUDES ONLY WELLS DRILLED POST 1996
TOTAL PROD. IN AREA: 10.8 TCF; 430 MMBO = 13.4 TCFE
DUCK LAKE SURVEY
NEWFIELD)
IN PROCESSING
BOURE SURVEY
(PETRO-HUNT/
SOUTHWEST '96)
8 WELLS DRILLED
6 COMMERCIAL
COMPLETIONS
GARDEN CITY SURVEY
7 WELLS DRILLED
5 COMMERCIAL
COMPLETIONS
PATTERSON
1 TCF
25 MMBO
GARDEN CITY
1.9 TCF
24 MMBO
COTE BLANCHE
ISLAND
239 BCF
95 MMBO
BAYOU CARLIN
292 BCF
7 MMBO
BAYOU CARLIN PROPOSED 102 SQ. MI.
3D SURVEY
ST. MARY
PATTERSON SURVEY
4 WELLS DRILLED
4 COMMERCIAL
COMPLETIONS
E. LAKE SAND SURVEY
(LL&E)
6 WELLS DRILLED
COMPLETIONS
1 APPARENT
DISCOVERY
LAKE SAND
978 BCF
17.5 MMBO
E. LAKE SAND
102 BCF
3.5 MMBO
BAYOU SALE
2.2 TCF
140 MMBO
BELLE ISLE
1.1 TCF
33 MMBO
BATEMAN LAKE/
SWEET BAY LAKE
COMPLEX
2.9 TCF
86 MMBO

PXP

Bay de Chene Area




19 S
24 E
19 S
25 E
SALT
AREA OF SALT STOCK
AND SALT EVACUATION
20 S
25 E
20 S
24 E
BAY DE CHENE FIELD

Deep Planulina Area





PXP

Point Arguello Area


San Louis Obispo
Pismo Beach
Arroyo Grande
(PXP)
Point Pedernales
(Nuevo)
All American
Pipeline
Point
Arguello
(PXP)
Gaviota
Santa
Barbara
St. Ynez
(Exxon)

Point Arguello Area – Rocky Point Prospect


Bonito Unit
1
3
2
Rocky Point Unit
Pt. Arguello Unit
Sword Unit

RP Test Wells

1. 1,629 BOPD
2. 3,500 BOPD
3. 1,100 BOPD

Inventory Summary

	Area	Drills	Oil / Gas
Development	California	800	Oil
	East Texas	125	Gas
Exploitation	Inglewood Deep	100+	Oil
	Breton Sound	12	Gas
	Garden City	3	Gas
Exploratory	Rocky Point	8	Oil
	Bayou Carlin	2	Gas
	Bay de Chene	2	Gas
	Deep Planulina	1	Gas

Financial Summary

Financing Strategy

- Maintain well-capitalized, liquid balance sheet
  - BB-/Ba3 Stable outlook
  - Improving coverage ratios
- Apply free cash flow to reduce bank debt $75 – 100MM by 12/31/04
- 2004 target mid 40% debt/total capital ratio
- Continue hedging program to manage commodity risk

3 TEC Acquisition Sources and Uses

($ millions)	
3TEC Common Stock	$ 318.6
Preferred Stock	14.7
Debt Assumed	99.0
Transaction Costs	12.0
Total	$ 444.3
PXP Stock Issued	$ 159.3
Cash Paid to Common	159.3
Cash Paid to Preferred	14.7
Debt Assumed	99.0
Transaction Costs	12.0
Total	$ 444.3

PXP

Pro Forma Capitalization

($ in millions)

	As of 12/31/02		
	PXP Actual	**Adjustments**	**Pro Forma**
Total Debt (Including Current Maturities):			
Bank Debt / Credit Facility	$36	$285	$321
Subordinated Debt	197	-	197
TOTAL DEBT	**$233**	$285	**$518**
Common Shareholders' Equity	174	159	333
TOTAL BOOK CAPITALIZATION	**$407**	$444	**$851**
Total Debt / Total Book Capitalization	57.2%		60.9%
Total Debt / LTM EBITDA	2.4x		3.3x
LTM EBITDA / LTM Interest	5.0x		6.8x
Total Debt / Proved Reserves ($/BOE)	$0.92		$1.72
Total Debt / Proved Developed Reserves ($/BOE)	$1.71		$2.94
R / P (years)	27.1		20.9

PXP

Combined Hedge Positions

	2003	2004	2005
Oil	20,250 bpd @ $24.09	18,500 bpd @ $23.85	5,000 bpd @ $23.57
Gas	50 MMcf/d @ $5.00	20 MMcf/d @ $4.45 20 MMcf/d @ $4 x $5 collar	

Summary

3TEC Acquisition

Pro Forma Company

- Lowers costs per BOE by 6%
- 65% hedged for the last 9 months of 2003 @ $25.72 vs. 74% hedged @ $23.81 stand alone
- 57% hedged for 2004 @ $24.24 (1) vs. 67% @ $23.82 stand alone
- Increase natural gas production exposure by 32%
- Increases exploration exposure for natural gas significantly
- Significant accretion to EPS (100%) and CFPS (60%)

(1) Assumes gas prices do not exceed $5.15 (upper end of collar on 80mm/day)